June 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Ms. Beech and Mr. King:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 14, 2022, regarding the Company’s Second Amendment to the Registration Statement on Form S-4 filed with the Commission on June 7, 2022 (“Amendment No. 2”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form S-4 filed June 7, 2022

Summary of the Proxy Statement/Prospectus
Debt Financing and Equity Commitments, page 35

1. We note that the Business Combination will involve both the PIPE and Backstop Investment and the Credit Facility. Please disclose, if true, that this combination of financing mechanisms is not currently common for a SPAC business combination transaction. Also please disclose the Lender Warrants on your prospectus cover page.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 36 of Amendment No. 3.

2. We note your disclosure that under the PIPE and Backstop Subscription Agreement, the PIPE and Backstop Investor may acquire shares in the open market. Please tell us whether the PIPE and Backstop Investor is an “affiliate” as defined in Rule 14e-5, and if so, tell us how this arrangement complies with Rule 14e-5.

We respectfully advise the staff that the PIPE and Backstop Investor is not an “affiliate” as defined in Rule 14e-5. We have revised the disclosure on page 36 of Amendment No. 3 to clarify.

Certain Engagements in Connection with the Transaction and Related Transactions, page 43

3. We note your response to comment 6 and your revised disclosure. Please also disclose the value of the Representative Shares issued to Chardan in connection with CHW's IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 312 of Amendment No. 3.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 234

4. We note your response to comment 11 and your revision to adjustment AA to indicate the appropriate amount is $3 thousand. Please explain if this adjustment is intended to coincide with the equity adjustments J(iii) and K for $30 thousand. If so, please explain why the amounts are not consistent or revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 234 and 235 of Amendment No. 3 to clarify that adjustment AA for the three months ended March 31, 2022 is $3,000 and adjustment AD for the year ended December 31, 2021 is $27,000 which equals adjustment J(iii) of $30,000.

Sincerely,

By:	/s/
Name: Mark Grundman
Title: Co-Chief Executive Officer, CHW Acquisition Corporation